SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 6, 2006

Petroleum Development Corporation

(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 304-842-3597

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

 Written communication pursuant to Rule 245 under the Securities Act (17 CFR 230.425)

 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On September 1, 2006, Donald B. Nestor, a director of Petroleum Development Corporation ("PDC") and chairman of the PDC Audit Committee, submitted his resignation from the Board of Directors and the Audit Committee effective upon delivery to the PDC Chairman of the Board. The Board unanimously accepted Mr. Nestor's resignation and therefore Mr. Nestor ceased to be a director on September 1, 2006.

Prior to this event, management of PDC decided that it would be in the best interests of PDC if PDC retained the services of Mr. Nestor's accounting firm Toothman Rice, P.L.L.C. to provide accounting services to PDC. Because PDC's retention of Toothman Rice would result in Mr. Nestor's cessation of being an independent director under the Nasdaq Listing Standards and because the PDC Board has determined that it is in the best interests of PDC if every non-employee member of the PDC Board be independent, the PDC Nominating and Governance Committee (the "Committee") requested that Mr. Nestor submit his resignation to the Board.

The Board has chosen David C. Parke, a current PDC director who is chairman of the Compensation Committee and a member of the Nominating and Governance Committee, to be a member of the Audit Committee. Additionally, the Board has named Jeffrey C. Swoveland, currently a member of the Audit Committee, to be the chairman of the Audit Committee.

PDC's annual meeting of stockholders is scheduled to be held on September 15, 2006, at which three members of the Board have been nominated for re-election. Mr. Nestor is one of those directors. As a result of Mr. Nestor's resignation from the Board, he will not be a candidate for election at the annual meeting. Proxies received from PDC stockholders which indicate that the PDC stockholder has authorized the proxy to vote in favor of Mr. Nestor's re-election will not be voted for Mr. Nestor. The directorship formerly held by Mr. Nestor will remain vacant until the Committee and the Board have identified a qualified replacement and the Board elects that replacement candidate to serve in the directorship class of 2009 until the PDC 2007 annual meeting of stockholders at which that directorship will be filled to complete the 2009 term. The Board has also determined to increase the size of the Board by adding an eighth director through the Board's selection of another non-employee director. This eighth director when selected by the Board will serve until the PDC 2007 annual meeting of stockholders; at that meeting, the stockholders will be asked to fill this eighth directorship for the remainder of that directorship term. These directorships will be filled in accordance with the PDC "Director Nominating Procedures," which are posted on the PDC Web site under "Corporate Governance." These actions by the Committee and the Board are anticipated to occur following the September 15, 2006 annual meeting. PDC cannot speculate as to how long it will take to identify and elect qualified candidates.

PDC stockholders are permitted to participate in the director selection process. The Board encourages interested PDC stockholders to participate. The process whereby PDC stockholders can recommend qualified candidates for consideration by the Committee is presented in the PDC proxy statement for the 2006 annual meeting dated, August 16, 2006.

8.01. Other Events.

On September 1, 2006, PDC completed the offering phase of its private placement, Rockies Region 2006 Limited Partnership (the "Partnership"), to accredited investors only. Approximately $90 million of subscriptions were sold in the form of units of general partnership interest and units of limited partnership interest. Upon closing, PDC, the managing general partner of the Partnership, contributed in cash a total of $39 million to the capital of the Partnership. After payment of sales commissions and associated expenses and payment to PDC of the management fee, the Partnership had total capital of approximately $119 million. With these funds, the Partnership expects that it will drill up to 90 or more wells in Colorado and North Dakota. The number of wells ultimately drilled will depend upon the location, depth, and actual cost of each well drilled. PDC expects that the Partnership will begin drilling operations immediately. Drilling operations on all wells will commence prior to the end of the first quarter 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By   /s/ Darwin L. Stump

        Darwin L. Stump

        Chief Financial Officer

        Date: September 6, 2006

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